Exhibit 21.1

COSTCO WHOLESALE CORPORATION
SUBSIDIARIES

Subsidiaries	State or Other Jurisdiction of Incorporation or Organization	Name under Which Subsidiary Does Business
Costco Wholesale Canada Ltd.	Canadian Federal	Costco Wholesale Canada, Ltd., Costco Wholesale

Price Costco Canada Holdings Inc.	Canadian Federal	Price Costco Canada Holdings Inc.

NW Re Ltd.	Bermuda	NW Re Ltd.

Costco Wholesale Membership, Inc.	California	Costco Wholesale Membership, Inc.